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VINCE NGUYEN vince.nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 0617 Fax

October 28, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 327 to the Registration Statement on FormN-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Antonio Fraone of Dechert LLP and me in a telephonic discussion on May 24, 2021 with respect to your review of Post-Effective Amendment No. 327 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on April 8, 2021 (the “Amendment”). Post-Effective Amendment No. 327 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering shares of Goldman Sachs Future Health Care Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: Please respond to our comments in writing and file as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter. Please allow us sufficient time to review your responses prior to filing your 485(b). Some of our comments may apply to multiple locations in your registration statement. For brevity, we have not repeated our comments. Please consider whether our comments apply to multiple funds or similar disclosure is made elsewhere in your documents and revise accordingly.

Response: We acknowledge the comments and have addressed them accordingly.

2.	Comment: Please provide the completed “Annual Fund Operating Expenses” and “Expense Example” tables for the Staff’s review.

Response: The Fund’s completed “Annual Fund Operating Expenses” and “Expense Example” tables are attached hereto as Exhibit A to this correspondence.

3.

Comment: Please include “Acquired Fund Fees and Expenses” as a separate line item in the Fund’s “Annual Fund Operating Expenses” table if they are expected to exceed 1 basis point of the average net assets of the Fund, in light of the Fund’s ability to invest in other investment companies.

Response: The Fund hereby confirms that the Fund’s “Acquired Fund Fees and Expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

4.

Comment: Within the “Summary—Principal Investment Strategies” section, the Fund discloses that it “intends to invest in companies that the Investment Adviser believes are aligned with key themes associated with innovation in health care.” Please explain whether alignment with the Key Themes (as defined in the Amendment) will be considered for each investment or just some of the investments of the Fund.

Response: As set forth in the Prospectus, the Fund’s principal investment strategy is expected to generally involve investments in companies that the Investment Adviser believes are aligned with the Key Themes. In certain cases, an investment may be generally consistent with the concepts reflected in the Key Themes, without aligning with a particular Key Theme, and/or may provide indirect exposure to companies aligned with one or more Key Themes. In addition, the Fund is permitted make investments that are not aligned with the Key Themes. However, it does not expect to do so as a principal investment strategy. For clarity, the following sentences have been added to the end of the fifth paragraph under the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus:

In addition, the Fund is permitted to make investments that are not aligned with the Key Themes.

In addition, the following paragraph has been added after the first paragraph under the “Investment Objectives and Policies” section of the Statement of Additional Information:

As described in the Fund’s Prospectus, the Fund generally intends to invest in companies that the Investment Adviser believes are aligned with key themes associated with innovation in health care, which include, but are not limited to, genomics, precision medicine, technology-enabled procedures, and digital healthcare (the “Key Themes”). The Key Themes and related areas of investment may change over time at the sole discretion of the Investment Adviser without prior notice to shareholders. In addition, the Fund is permitted make investments that are not aligned with the Key Themes.

5.

Comment: The “Summary—Principal Investment Strategies” section states that “[t]he Key Themes and related areas of investment may change over time at the sole discretion of the Investment Adviser without prior notice to shareholders.” Please explain supplementally whether the “Key Themes” in the Fund’s principal investment strategies will be related to innovation in health care.

Response: The Registrant hereby supplementally confirms that any “Key Themes” included in the Fund’s principal investment strategies will, in the Investment Adviser’s view, be related to innovation in health care.

6.	Comment: Please disclose whether there will be any ongoing monitoring of a security’s alignment to the “Key Themes.”

Response: The Registrant hereby confirms that the Fund will not be required to monitor on an ongoing basis or sell an investment that no longer aligns with the Key Themes subsequent to the initial purchase.

The following sentence has been added to the end of the third sentence of “Thematic Investing Risk” under the “Summary—Principal Risks of the Fund” section and at the end of “Thematic Investing Risk” under the “Risks of the Fund” section in the Prospectus:

In addition, the Investment Adviser is not required to monitor on an ongoing basis whether a current holding continues to be aligned with one or more of the Key Themes or otherwise associated with innovation in health care. The Fund is not required to sell, and may instead add to, positions in holdings that no longer continue to be aligned with one or more of the Key Themes or associated with innovation in health care.

7.

Comment: In connection with the Investment Adviser’s investment process, the “Summary—Principal Investment Strategies” section states that “[t]he Investment Adviser’s assessment may be based on company disclosure, third-party research, or subjective criteria including the Investment Adviser’s own research, forecasts and expectations based on, among other things, engagement with the companies.” Please disclose the Investment Adviser’s investment assessment process used to select the Fund’s investments.

Response: Subject to certain disclosure updates made since the 485(a) filing, the Registrant respectfully believes that that the Fund’s current principal investment strategies disclosure, including the “GSAM Fundamental Equity Team’s Investment Philosophy” subsection under the “Investment Management Approach—Principal Investment Strategies” section, adequately describes the Investment Adviser’s investment assessment process for the Fund. Accordingly, no change has been made in response to this comment.

8.	Comment: Please re-order the principal risks of the Fund in order of importance rather than alphabetically.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Fund believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors. Furthermore, the Fund respectfully notes that the following disclosure is included at the beginning of the “Summary—Principal Risks of the Fund” section:

The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.

9.

Comment: The “Issuer Concentration Risk” under the “Summary—Principal Risks of the Fund” and “Risks of the Fund” sections state that “[t]he Fund intends to invest in a relatively small number of companies in comparison to other funds.” Please relocate this disclosure to the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies sections.

Response: The Registrant respectfully notes that while the Fund may at times invest in a relatively small number of companies in comparison to other funds, such concentrated portfolio is a product of the available universe of securities and the Investment Adviser’s investment process, rather than a principal investment strategy on its own. Accordingly, no change has been made to the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections in response to this comment. However, the first sentence under the “Issuer Concentration Risk” has been revised as follows:

The Fund’s portfolio may be comprised of a relatively small number of companies in comparison to other funds.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.698.3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephanie A. Capistron, Dechert LLP

Exhibit A

Response 2

Fees and Expenses of the Fund

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.75%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Examples

1 Year	3 Years
$77	$240